February 14, 2014

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Joseph McCann, Mr. Daniel Morris and Ms. Amanda Ravitz
Re:	BioLife Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2014
File No. 333-192880

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated February 6, 2014 (the “Comment Letter”) regarding the above-referenced filing of BioLife Solutions, Inc. (the “Company”, “we”, “us”, “our”).  In connection with the above-referenced filing, the Company amended its Registration Statement on Form S-1 (“Amendment No. 2”) to respond to the Staff’s comments set forth in the Comment Letter.

Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Prospectus Summary, page 1

1.
Your revised disclosure states that each unit will now consist of a share of common stock and one-half of one common stock warrant.  Please tell us the impact to shareholders of owning one-half of one common stock warrant.  Discuss significant restrictions or limitations imposed on holders owning less than a “whole” warrant.

In response to the Staff’s comment, we have revised our disclosure on page 43 of Amendment No. 2 to clarify that no fractional warrants will be issued pursuant to the offering.  If an investor would otherwise be entitled to receive a fractional warrant, the number of warrants issued to the investor will be rounded up to the nearest whole warrant.

U.S. Securities and Exchange Commission, p. 2
February 14, 2014

Use of Proceeds, page 13

2.
Based on your revised disclosure in response to prior comment 6, it appears that you do not have a specific plan for the offering proceeds.  As such, please refer to the second sentence of Regulation S-K, Item 504 and state that you do not have a specific plan.  Please also disclose the estimated amount of your net proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered.

In response to the Staff’s comment, we have revised the disclosure on page 15 to state that we do not have a specific plan for the proceeds of the offering.  We have provided the requested additional disclosure regarding the estimated amount of our net proceeds assuming the sale of 50%, 75% and 100% of the securities offered; however, because the minimum offering amount is expected to be greater than 25% of the maximum securities offered, we have provided the requested disclosure for the minimum offering amount instead of 25% of the securities offered.

Certain Relationships. . ., page 36

3.	Please refer to Instruction 2 to Regulation S-K, Item 404(d) and explain to us why you have revised the prospectus to remove the disclosure that you previously included under the heading “Legal Fees.”

In response to the staff’s comment, we have revised page 37 of Amendment No. 2 to reinsert applicable disclosure under the heading “Legal Fees.”

Security Ownership. . . , page 41

4.
We refer to the third sentence of prior comment 10.  The Note Conversion Agreements indicate that each noteholder’s conversion obligation is conditioned upon your consummation of a “Qualified Financing.” The term “Qualified Financing,” however, does not appear to be defined in the Note Conversion Agreements.  Accordingly, please tell us how the term is defined so that we may assess your response.

In response to the Staff’s comment, we note that the term “Qualified Financing” is defined in the fifth recital of the Note Conversion Agreements as “the Company’s next offer and sale of its equity for cash (a “Qualified Financing”), provided that a Qualified Financing shall not include any issuance of securities of the Company pursuant to compensatory arrangements.”

Signatures

5.	Please ensure that your Principal Accounting Officer signs the registration statement.

In response to the Staff’s comment, we confirm that the Company’s Principal Accounting Officer has signed Amendment No. 2.

 [Remainder of page intentionally left blank.]

U.S. Securities and Exchange Commission, p. 3
February 14, 2014
* * * * *

Thank you for your review of the filing.  If you should have any questions regarding Amendment No. 2 or this letter, please do not hesitate to contact me at (425) 402-1400.

Very truly yours,

BIOLIFE SOLUTIONS, INC.

By:	/s/ Daphne Taylor
Name:	Daphne Taylor
Title:	Chief Financial Officer

cc:           Christopher L. Doerksen, Dorsey & Whitney LLP